8 September 2016

National Grid plc

Three-year rate plan proposed for New York
businesses KEDNY and KEDLI

Following the rate case filing in January 2016, National Grid and the New York Public Service Commission have filed a Joint Proposal for a three-year rate plan settlement for the KeySpan Energy Delivery New York (KEDNY) and KeySpan Energy Delivery Long Island (KEDLI) gas distribution utilities. The final decision from the Commission is expected in late 2016 with new rates effective January 2017.

The original rate case filing in January 2016 was for a one-year rate plan, however a three-year Joint Proposal (from 2017 to 2019) has been filed, in order to phase-in customer bill impacts over three years. The Joint Proposal includes revenue increases over each of the three years, an allowed 9% Return on Equity for both utilities and a significant capital programme of $3 billion in total.

KEDNY revenues would increase by $272 million in 2017 which compares to National Grid’s initial request of $331 million, after including $86 million of Site Investigation and Remediation (SIR) and other pass-through costs. For 2018 and 2019 incremental year-on-year revenue increases would be $41 million and $49 million, respectively.

KEDLI revenues would increase by $112 million in 2017 which compares to National Grid’s initial request of $180 million, after including $38 million of SIR and other pass-through costs. For 2018 and 2019 incremental year-on-year revenue increases would be $20 million and $27 million, respectively.

The above increases will be reflected in US GAAP revenues and therefore in the Return on Equity calculations for the businesses. Customer bill increases, however, will be more evenly phased across the three years, with a smaller increase in the first year and higher increases in the subsequent two years. IFRS revenue will reflect this more evenly phased profile.

Under the Joint Proposal, significant capital is expected to be invested over the three-year period, totaling $3 billion. This comprises $1.9 billion in KEDNY and $1.1 billion in KEDLI to modernise gas infrastructure and enhance safety and reliability with accelerated Leak Prone Pipe replacement.

This settlement will allow us to continue to meet our customer needs and support the local communities we serve, while managing the customer bill impact over three years.

Notes to editors:
All years mentioned above are on a Calendar Year basis.

For additional information on these filings, please follow the link to the fact sheet section of our Investor website: Link here

Investors and Analysts

Aarti Singhal	+44 (0)20 7004 3170	+44 (0)7989 492447 (m)
David Brining	+44 (0)20 7004 3166	+44 (0)7816 847918 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s anticipated exit from the European Union, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the treats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s proposed sale of a majority stake in its UK gas distribution business and with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.